

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Louis E. Greer
Principal Financial Officer
Trustmark Corporation
248 East Capitol Street
Jackson, Mississippi 39201

Re: Trustmark Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 25, 2011
File No. 0-3683

Dear Mr. Greer:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Michael R. Clampitt

                                                Michael Clampitt
                                                Senior Attorney Advisor